                              MAJESCO HOLDINGS INC.
                           160 RARITAN CENTER PARKWAY
                            EDISON, NEW JERSEY 08837
                                 (973) 225-8910

                                                         March 31, 2005

VIA EDGAR & FACSIMILE
---------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention: Mark Shuman

    Re: MAJESCO HOLDINGS INC.
        REGISTRATION STATEMENT ON FORM S-3, AS AMENDED (SEC FILE NO. 333-122519)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

     With respect to the above-referenced Registration Statement on Form S-3 filed on February 3, 2005, as amended (the "Registration Statement"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of
1933, as amended, the undersigned hereby respectfully requests, on behalf of
Majesco Holdings Inc. (the "Company"), that the Securities and Exchange
Commission (the "Commission") accelerate the effective date of the Registration
Statement to 5:30 p.m. on Friday, April 1, 2005, or as soon as practicable thereafter.

     The cooperation of the staff in meeting the timetable described above is very much appreciated.

     The Company acknowledges that the staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

     Please call Todd E. Mason of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo,
P.C., counsel to the Company, at (212) 692-6731 with any comments or questions regarding the Registration Statement.

                                                       Very truly yours,

                                                       /s/ Jan E. Chason
                                                       -----------------
                                                       Jan E. Chason
                                                       Chief Financial Officer

cc: Todd E. Mason